UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

                            A.   Full title of the plan:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits, for the Year ended December 31, 2004	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2004	10-14

Report of Independent Registered Public Accounting Firm	15

Signature	16

Exhibit Index	17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

EXXONMOBIL SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2004	2003

Assets

Investments, at fair value (see note 6):

Exxon Mobil Corp common stock	$11,056	$9,306

Other investments	5,925	5,491

Total investments	16,981	14,797

Cash	-	1

Accrued interest	10	11

Other receivables	1	39

Total assets	16,992	14,848

Liabilities

Payables and accrued liabilities	28	29

Total liabilities	28	29

Net assets available for benefits	$16,964	$14,819

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

(millions of dollars)

Contributions:

Employer	$202
Employee	321
Transfers in	2

Total contributions	525

Investment income:

Interest	84
Dividends	232
Net appreciation in fair value
of investments (see note 6)	2,588

Total investment income	2,904

Deductions:

Benefit payments	(1,284)

Total deductions	(1,284)

Net increase	2,145

Net assets available for benefits:

At the beginning of the year	14,819

At the end of the year	$16,964

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

The participants in the ExxonMobil Savings Plan ("Savings Plan") are eligible employees and former employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers.  The terms and conditions of the Savings Plan are contained in the ExxonMobil Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Savings Plan has been designated an Employee Stock Ownership Plan ("ESOP"), a plan designed to invest primarily in employer securities.

Contributions

The Savings Plan permits participant contributions of up to 20% of compensation and a 100% Company match on the first 6% of compensation.  Up to an additional 1% Company match may be received if the participant elects for the Company match to be directed to the Stock Match Account ("SMA").  The restriction on the SMA stipulates that 75% of the assets in the SMA must be invested in ExxonMobil stock.  Employees who are at least age 50 during the plan year and who maximize their before-tax contributions may elect to make additional pretax ("catch-up") contributions.  More details of Company match, SMA, and catch-up contributions may be found in the Plan Document.

Vesting

Participants are immediately vested in their contributions and earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death of the participating employee.

Forfeitures

During 2004, $1 million of employer matching contributions were forfeited by terminating employees before those amounts became vested.  Such forfeited amounts are used to reduce employer contributions.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Other Plan Provisions

Other Savings Plan provisions including eligibility, enrollment, participation, forfeiture, loans, withdrawals, distributions, and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Savings Plan at any time.  In the event of termination, the net assets of the Savings Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

Note 2:  Accounting Policies

Basis of Accounting

The financial statements of the Savings Plan are presented on the accrual basis of accounting except benefit payments which are reported on a cash basis to conform with generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair values are based on quoted prices as of the date of the financial statements, or if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. The Common Asset Fund includes certain guaranteed investment contracts ("GICs") which are stated at contract value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average crediting interest rates of these GICs for the years ended December 31, 2004 and 2003 were 4.4% and 4.5%, respectively.  The annualized crediting interest rates at December 31, 2004 and 2003 were 5.2% and 4.5%, respectively.  Crediting rates fluctuate with the activities of the underlying contracts.  There is no minimum crediting interest rate.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Under the terms of its trust agreement, the Savings Plan engaged in authorized security lending activities during the years ended December 31, 2004 and 2003.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2004 was $258 million and $263 million, respectively.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2003 was $241 million and $247 million, respectively.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  Collateral held consists of cash, letters of credit, and government securities.  At December 31, 2004 and 2003, the market value of all collateral held was at least 102%.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2004 and 2003.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Related-Party Transactions

During 2004, certain Savings Plan investments were shares of various funds managed by Barclays Global Investors, N.A., and The Northern Trust Company.  These parties also provided custodial and other fiduciary services to the Savings Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Savings Plan administrators by a letter dated November 14, 2002, that the Savings Plan is qualified and the trusts established under the Savings Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("Code").  The Savings Plan has been amended since receiving the determination letter. However, counsel for Exxon Mobil Corporation believes that the Savings Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and therefore, was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, and brokerage commissions.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments

On May 1, 2004, the five investment funds managed and held at Barclays Global Investors, N.A., were moved to The Northern Trust Company, who, along with certain of its affiliates will continue in the role of investment manager and custodian for these funds.

The following presents investments that represent 5% or more of the Savings Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2004	2003

*Exxon Mobil Corporation
common stock, 216 and 227
million shares, respectively	$11,056	$9,306

*NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 638 and 0
thousand shares, respectively	2,014	-

*Barclays Global Investors
Equity Portfolio Fund, 0 and
6 million shares, respectively	-	1,787

* Party-in-interest

During 2004, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,588 million as follows:

(millions $)

ExxonMobil common stock	$2,240
Common collective trusts	364
Corporate debentures	(13)
U.S. Government securities	(5)
Other	2

$2,588

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/04

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------

COMMON ASSET FUND

U.S. GOVERNMENT SECURITIES

FEDERAL HOME LOAN BANK	5.125%	03/06/06	$ 35,500	$ 36,334
FEDERAL HOME LOAN BNK PREASSIGN	2.500%	03/15/06	30,000	29,802
FEDERAL HOME LOAN MTG CORP DEB	5.500%	07/15/06	48,200	49,880
FEDERAL HOME LOAN MTG CORP DEB	3.875%	02/15/05	44,000	44,068
FEDERAL HOME LOAN MTG CORP DEB	2.375%	04/15/06	35,000	34,690
FEDERAL HOME LOAN MTG CORP DEB	2.875%	12/15/06	28,000	27,804
FEDERAL HOME LOAN MTG CORP DEB	6.875%	01/15/05	8,000	8,010
FEDERAL NATL MTG ASSN	5.500%	02/15/06	95,000	97,535
FEDERAL NATL MTG ASSN	7.125%	02/15/05	28,000	28,149
FEDERAL NATL MTG ASSN	4.250%	07/15/07	15,000	15,314
FEDERAL NATL MTG ASSN	3.875%	03/15/05	5,000	5,014
FEDERAL NATL MTG ASSN PREASSIGN	7.000%	07/15/05	42,000	42,945
FEDERAL NATL MTG ASSN PREASSIGN	3.250%	11/25/32	5,758	5,723
US SAVINGS BONDS SER EE	2.610%	02/01/34	97,646	99,399
US SAVINGS BONDS SER I	2.190%	01/01/34	194,960	198,814
US SAVINGS BONDS SER I	4.080%	01/01/33	153,860	164,856
US SAVINGS BONDS SER I	5.920%	10/01/31	151,480	176,911
US SAVINGS BONDS SER I	2.570%	10/01/32	79,740	86,335
US SAVINGS BONDS SER I	4.080%	11/01/32	79,740	86,028
US SAVINGS BONDS SER I	4.660%	10/01/33	50,464	52,292
			___________	___________
TOTAL U.S. GOVERNMENT SECURITIES			$1,227,348	$1,289,903

CORPORATE DEBT INSTRUMENTS

AMERN EXPRESS CR A/C MSTR TR	1.690%	01/15/09	$ 28,000	$ 27,384
BANK 1 AUTO SECUR TR 2003-1	1.820%	09/20/07	30,000	29,676
BANK 1 AUTO SECUR TR 2003-1	1.290%	08/20/06	3,429	3,421
BANK 1 ISSUANCE TR ABS BOIT	2.940%	06/16/08	20,000	19,986
BANK 1 ISSUANCE TR SER 2002-A2	4.160%	01/15/08	10,000	10,054
BMW VEH OWNER TR 2003-A	1.940%	02/25/07	27,137	27,014
BMW VEH OWNER TR 2003-A	2.530%	02/25/08	5,785	5,728
BMW VEH OWNER TR 2004-A	1.880%	10/25/06	9,070	9,035
BMW VEH OWNER TR 2004-A	2.670%	03/25/08	29,000	28,790

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/04

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------

CATERPILLAR FINL AST TR 2004-A	3.130%	01/25/09	$ 10,000	$ 9,960
CHASE MANH AUTO OWNR TR	2.080%	05/15/08	8,000	7,896
CHASE MANH AUTO OWNR TR 2002-B	3.580%	05/15/06	281	281
CHASE MANH AUTO OWNR TR 2003-A	1.520%	05/15/07	38,050	37,771
CHASE MANH AUTO OWNR TR 2003-B	1.820%	07/15/07	3,500	3,473
CHASE MANH AUTO OWNR TR 2003-C	2.260%	11/15/07	8,000	7,933
CITIBNK CR CD ISSNCE TR 2000-A	6.900%	10/15/07	25,000	25,747
CITIBNK CR CD ISSNCE TR 2002-A	4.400%	05/15/07	8,000	8,050
CITIBNK CR CD ISSNCE TR 2003-A2	2.700%	01/15/08	40,000	39,822
FORD CR AUTO OWNER TR 2001-E	4.010%	03/15/06	4,088	4,096
GEN ELEC CAP CORP MED TERM NTS	2.750%	09/25/06	10,000	9,902
HARLEY-DAVIDSON MTR TR 2003-1	1.560%	05/15/07	1,254	1,251
HARLEY-DAVIDSON MTR TR 2003-1	2.630%	11/15/10	8,875	8,779
HARLEY-DAVIDSON MTR TR 2003-2	1.340%	01/15/08	1,284	1,277
HARLEY-DAVIDSON MTR TR 2003-3	2.760%	05/15/11	6,200	6,146
HARLEY-DAVIDSON MTR TR 2003-3	1.500%	01/15/08	3,444	3,430
HARLEY-DAVIDSON MTR TR 2004-2	3.560%	02/15/12	13,000	13,017
HARLEY-DAVIDSON MTR TR HDMOT	2.070%	02/15/11	17,240	16,851
HARLEY-DAVIDSON MTR TR HDMOT	2.530%	11/15/11	6,000	5,875
HONDA AUTO REC 2002-2 OWNER TR	3.830%	02/15/06	218	218
HONDA AUTO REC 2002-3 OWNER TR	3.000%	05/18/06	199	199
HONDA AUTO REC 2003-1 OWNER TR	1.920%	11/20/06	19,722	19,655
HONDA AUTO REC 2003-4 OWNER TR	1.580%	07/17/06	1,094	1,090
HONDA AUTO REC 2003-5 OWNER TR	2.400%	03/21/08	5,000	4,944
HONDA AUTO REC 2004-1 OWNER TR	3.060%	10/21/09	9,000	8,906
HONDA AUTO REC 2004-2 OWNER TR	3.300%	06/16/08	10,000	9,997
HONDA AUTO REC 2004-3 OWNER TR	2.910%	10/18/08	38,500	38,159
HONDA AUTO REC OWNER TR 2003-2	2.160%	10/21/08	3,000	2,941
HOUSEHOLD AUTO TR 2002-1 NT	3.750%	09/18/06	2,610	2,617
HOUSEHOLD AUTO TR 2002-3 NT	2.750%	06/18/07	10,226	10,223
HOUSEHOLD AUTO TR 2003-1 NT	1.730%	12/17/07	13,000	12,914
M&I AUTO LN TR 2003-1 NT	2.980%	04/20/09	3,779	3,740
M&I AUTO LN TR 2003-1 NT	2.310%	02/20/08	19,000	18,865
MBNA MSTR CR CARD TR II 2000-I	6.900%	01/15/08	18,685	19,141
MORGAN STANLEY AUTO LN 2003-HB1	2.170%	04/15/11	10,000	9,803
MORGAN STANLEY AUTO LN 2003-HB1	1.460%	07/16/07	1,544	1,531
MORGAN STANLEY AUTO LN 2004-HB1	2.640%	11/15/07	15,000	14,888
MORGAN STANLEY AUTO LN 2004-HB2	2.940%	03/16/09	20,000	19,830

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/04

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------

PROCTER & GAMBLE CO	4.000%	04/30/05	$ 2,010	$ 2,020
TOYOTA AUTO REC 2002-B OWNER TR	3.760%	06/15/06	2,395	2,397
TOYOTA AUTO REC 2002-C OWNER TR	2.650%	11/15/06	9,941	9,934
TOYOTA AUTO REC 2003-A OWNER TR	1.690%	03/15/07	9,132	9,069
TOYOTA AUTO REC 2003-B OWNER TR	1.430%	02/15/06	4,177	4,172
USAA AUTO OWNER TR 2003-1	2.040%	02/16/10	1,610	1,582
USAA AUTO OWNER TR 2003-1 NT	1.580%	06/15/07	7,448	7,395
USAA AUTO OWNER TR 2004-1 NT	2.060%	04/15/08	39,000	38,485
USAA AUTO OWNER TR 2004-2 CTF	3.030%	06/16/08	14,000	13,945
USAA AUTO OWNER TR 2004-3 NT	3.160%	02/17/09	30,000	29,873
USAA AUTO OWNER TR ASSET BKD NT	2.410%	10/16/06	2,876	2,874
VOLKSWAGEN AUTO LEASE TR 2002-A	2.360%	12/20/05	5,892	5,888
VOLKSWAGEN AUTO LN ENHCD 2003-2	2.270%	10/22/07	40,000	39,692
VOLKSWAGEN AUTO LN ENHCD 2003-1	1.490%	05/21/07	40,000	39,637
WACHOVIA AUTO OWNER TR 2004-1	3.190%	06/20/08	35,000	34,955
WACHOVIA AUTO OWNER TR 2004-1	2.910%	04/20/09	25,000	24,800
WACHOVIA AUTO OWNER TR 2004-1	3.440%	03/21/11	25,000	24,754
			___________	___________
TOTAL CORPORATE DEBT INSTRUMENTS			$ 868,695	$ 863,778

COMMON COLLECTIVE TRUSTS

BANK OF NY COLTV TR FD			$ 58	$ 58
*COLTV SHORT TERM INVT FD			127,044	127,044
			___________	___________
TOTAL COMMON COLLECTIVE TRUST			$ 127,102	$ 127,102

GUARANTEED INVESTMENT CONTRACTS
WITH INSURANCE COMPANIES:

NEW YORK LIFE INS CO	4.880%	09/30/05	$ 30,369	$ 30,369
PRINCIPAL LIFE INS CO	6.060%	03/29/06	31,375	31,375
SECURITY LIFE OF DENVER INS	5.500%	05/23/05	20,660	20,660
			___________	___________
TOTAL GUARANTEED INVESTMENT CONTRACTS
WITH INSURANCE COMPANIES			$ 82,404	$ 82,404

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/04

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
--------------------------------------------------------------------------------------------------------------------------------------------
REGISTERED INVESTMENT COMPANIES

MFO AMR INVTS ENHNCD CASH TR			$ 75,000	$ 75,000

TOTAL REGISTERED INVESTMENT
COMPANIES			$ 75,000	$ 75,000

SYNTHETIC INVESTMENT CONTRACTS
WITH FINANCIAL INSTITUTIONS:
AIG FINANCIAL PRODUCTS #440640
CAP AUTO RECEIVABLES AST	2.493%	04/17/06	$ 5,994	$ 5,995
AIG WRAPPER				(5)
UBS AG #2824:
CA INFRASTRUCT & ECN DEVBK	6.420%	09/25/08	11,346	11,688
UBS AG #2824 WRAPPER				(199)
UBS AG #2924:
TOYOTA AUTO RECV 2002-B	3.760%	06/15/06	2,192	2,194
UBS AG #2924 WRAPPER				1
			___________	___________

TOTAL SYNTHETIC INVESTMENT CONTRACTS
WITH FINANCIAL INSTITUTIONS			$ 19,532	$ 19,674

*PARTICIPANT LOANS
(ANNUAL INTEREST RATES
FROM 4.5% TO 9.5%,
MATURITIES FROM
12 MONTHS TO 60 MONTHS)				$ 242,437

TOTAL COMMON ASSET FUND			$2,400,081	$2,700,298

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/04

(thousands)

	SHARES/	CURRENT
	UNITS	VALUE
FUND/ISSUE	(000's)	($000's)
------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK:
--------------------------------------------
*EXXONMOBIL CORPORATION	215,677	$11,055,558

COMMON COLLECTIVE TRUSTS:
----------------------------------------------
*NTGI-QM COLTV DAILY S&P 500 EQUITY
INDEX FUND	638	$2,014,258
*NTGI-QM COLTV DAILY SMALLCAP EQUITY
INDEX FUND	3,622	$769,173
*NTGI-QM COLTV DAILY EAFE INDEX
FUND	1,000	$283,548
*NTGI-QM COLTV DAILY AGGREGATE
BOND FUND	498	$158,164

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$16,980,999

* Party-in-interest as defined by ERISA

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the "Savings Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Savings Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Savings Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 10, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

(Name of Plan)

                                                                                   /s/ C. M. FitzGerald

___________________________________

C. M. FitzGerald

Pursuant to delegation by

Administrator-Finance

Dated:  June 10, 2005

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 10, 2005